DIGITAL YEARBOOK, INC

January 10, 2011

Stephen Krikorian
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re: Digital Yearbook, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, June 30 and
September 30, 2010
File No. 000-52917

Dear Mr. Krikorian:

This is in response to the comment letter dated December 07, 2010 concerning Digital Yearbook’s recent filings.

Comment 1: Item 308(c) of Regulation S-K requires that you disclose any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, internal controls over financial reporting. Please confirm that, during the quarter ended December 31, 2009 there were no changes to your internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting. Please confirm that you will revise your Item 309 (c) disclosure in future filing

Response: Hereby we confirm that during the quarter ended December 31, 2009 there were no changes to our internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. We also confirm that we will revise Item 309 (c) disclosure in future filing

Comment 2: Please explain why your presentation depicts decreases in cash in both the six months ended June 30, 2009 and 2010 when there is no cash presented on the face of the Balance Sheets on page 4.

Response: We apologize for the error in the presentation, we will make sure that it never happens again.

3938 E Grant Rd, #453, Tucson, Arizona 85712

DIGITAL YEARBOOK, INC

SEC Response Letter

Comment 3: We note that your chief executive officer and chief financial officer “concluded that [y]our disclosure controls and procedures are streamlined to ensure that information required to be included in [y]our periodic SEC filings is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please tell us, and confirm that you will disclose in future filings, your officers conclusions regarding the effectiveness of your disclosure in future filings, your officers conclusions regarding the effectiveness of your disclosure controls and procedures. If you include the definition of effectiveness in your statement it should conform exactly to the language set forth in Exchange Act Rule 13a-15(e).

Response: We hereby confirm that we will disclose in future filings, our officer’s conclusions regarding the effectiveness of our disclosure in future filings, our officer’s conclusions regarding the effectiveness of our disclosure controls and procedures. We will also follow the language set forth in Exchange Act Rule 13a-15(e) in our future statements.

Comment 4: With regard to the material weakness identified during the audit procedures for 2007, tell us and disclose in future filings, in greater detail the nature of the material weakness identified and the specific steps that the company has taken during the past three years, if any, to remediate the material weakness. Tell us and disclose in future filings whether the company believes that the material weakness still exists at the end of the period covered by the report.

The deficiency consisted as reported in 2007 is primarily of inadequate staffing and supervision that could lead to the untimely identification and resolution of accounting and disclosure matters and failure to perform timely and effective reviews. However, the size of the Company prevents us from being able to employ sufficient resources to enable us to have adequate segregation of duties within our internal control system. After I took over as an executive officer of the company I made sure that this deficiency or material weakness doesn’t exists anymore. We will also provide these details in our future filing with SEC

3938 E Grant Rd, #453, Tucson, Arizona 85712

DIGITAL YEARBOOK, INC

SEC Response Letter

Comment 5: We have similar concerns regarding your identical disclosures in Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and September 30, 2010. Comments 3 and 4 above are also applicable to those filings.

As we stated in our response 3 and 4 for your comments 3 and 4 we will follow your disclosure controls and procedure in our future filings without fail.

We also acknowledging that
•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/

Arunkumar Rajapandy

President

3938 E Grant Rd, #453, Tucson, Arizona 85712